Exhibit 24

Confirming Statement

This Statement confirms that the undersigned, Bernard Kasriel, has authorized and designated Terry S. Lisenby, James D. Frias, A. Rae Eagle and Kelly J. Wilmoth to execute and file on the undersigneds behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigneds ownership of or transactions in securities of Nucor Corporation. The authority of Terry S. Lisenby, James D. Frias, A. Rae Eagle and Kelly J. Wilmoth under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in Nucor Corporation, unless earlier revoked in writing. The undersigned acknowledges that Terry S. Lisenby, James D. Frias, A. Rae Eagle and Kelly J. Wilmoth are not assuming any of the undersigneds responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.